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                               September 7, 2023

       Teague Egan
       Chief Executive Officer
       Energy Exploration Technologies, Inc.
       G-8 Calle O   Neill
       San Juan, Puerto Rico 00918

                                                        Re: Energy Exploration
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 4
                                                            Filed August 29,
2023
                                                            File No. 024-11823

       Dear Teague Egan:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 4 to Form 1-A filed August 29, 2023

       LiTAS Technology, page 31

   1. We note your revised disclosure to our prior comment 1 that you will first offer GM the opportunity collaborate
in the future with respect to offtake for lithium products utilizing the Company's
technology relating to lithium extraction and processing for a percentage of the Company's
production, with an established cap. Please revise your disclosure to give investors a
reasonable idea of the amount of royalty rate that does not exceed ten percentage points and
the established cap.
       Intellectual Property, page 33

   2. We note your revised disclosure in response to our prior comment 4. Please revise your disclosure to specify
the range of semi-annual royalty rates you are required to pay
 Teague Egan
Energy Exploration Technologies, Inc.
September 7, 2023
Page 2
       pursuant to the Sublicensing Agreement you entered into with ProfMOS AS.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

FirstName LastNameTeague Egan                                Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameEnergy Exploration Technologies, Inc.
                                                             Services
September 7, 2023 Page 2
cc:       Rebecca G. DiStefano, Esq.
FirstName LastName